Exhibit 99.1

NEWS RELEASE

Endeavour Silver Now Debt-Free; Remaining CDN$7.9 Million of Convertible
Debentures Converted into 4.1 Million Units

Vancouver, Canada – September 16, 2010 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) announces that all of the convertible debentures issued in February 2009 have been converted and the Company is now debt-free.  Pursuant to the trust indenture dated February 26th, 2009, the 7,874 debentures which remained outstanding as of September 1, 2010, with an aggregate principal value of CDN$7.9 million, were converted into units on or before September 15th, 2010.

A total of 4,144,189 units consisting of 4,144,189 common shares and 2,072,079 common share purchase warrants were issued based on the conversion price of CDN$1.90 per unit.  Each share purchase warrant entitles the holder to purchase one common share prior to February 26, 2014 at an exercise price of CDN$2.05.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding exploration results, silver and gold grades and expansion of mineralized zones. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such statements. Such factors include, among others: the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, the speculative nature of mineral exploration, receipt and security of mineral property titles; unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.reliance should not be placed on forward-looking statements.